SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           PSYCHIATRIC SOLUTIONS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    693451106
                                 (Cusip Number)

                                JOSEPH P. DONLAN
                          Brown Brothers Harriman & Co.
                                  140 Broadway
                            New York, New York 10005
                                 (212) 493-7882
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        NAME OF REPORTING PERSON:  The 1818 Mezzanine Fund II, L.P.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

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                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   553,857*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  553,857*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  553,857*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.27%*

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14       TYPE OF REPORTING PERSON:  PN

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         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Brown Brothers Harriman & Co.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   New York

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   553,857*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  553,857*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  553,857*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.27%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

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         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  T. Michael Long

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   553,857*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  553,857*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  553,857*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.27%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Lawrence C. Tucker

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   553,857*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  553,857*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  553,857*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.27%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Robert R. Gould

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   0
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   553,857*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   0
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  553,857*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  553,857*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.27%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * See Item 5 herein.

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1        NAME OF REPORTING PERSON:  Joseph P. Donlan

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:   United States of America

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER:   4,000*
       NUMBER OF
         SHARES                 ------------------------------------------------
      BENEFICIALLY              8       SHARED VOTING POWER:   553,857*
         OWNED
           BY                   ------------------------------------------------
          EACH                  9       SOLE DISPOSITIVE POWER:   4,000*
       REPORTING
         PERSON                 ------------------------------------------------
          WITH                  10      SHARED DISPOSITIVE POWER:  553,857*

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  557,857*

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.31%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------
         * See Item 5 herein.

         This Amendment No. 3 ("Amendment No. 3") to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Psychiatric Solutions, Inc. (f/k/a PMR Corporation), a Delaware corporation ("PSI" or the "Company"). This Amendment No. 3 is being filed on behalf of the Reporting Persons, as defined in the Schedule 13D filed by the Reporting Persons on August 15, 2002 (the "Original 13D"), and further amends and supplements Amendment No. 1 and Amendment No. 2 filed by the Reporting Persons on April 1, 2003 and May 16, 2003, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in each of the Original 13D, Amendment No. 1 and Amendment No. 2.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

ITEM 4.  PURPOSE OF TRANSACTION.

         On June 19, 2003, pursuant to the Second Funding contemplated by the Stock Purchase Agreement, dated as of January 6, 2003, by and among the Company and the other purchasers named therein (the "Purchase Agreement"), the Fund acquired 90,909 shares of Series A Preferred Stock, at a price per share of $5.50 and for an aggregate purchase price of $499,999.50.

         The Reporting Persons acquired beneficial ownership of the securities described in this Amendment No. 3 for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or Series A Preferred Stock, convert shares of Series A Preferred Stock into Common Stock or dispose of some or all of the shares of Series A Preferred Stock or Common Stock owned by them. Except as set forth in this Item 4, none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a)-(c). By virtue of the Voting Agreement described in Item 6 of Amendment No. 1, the Reporting Persons may be deemed to own beneficially, pursuant to Rule 13d-3(d)(1)(i) and Rule 13d-5 of the Act, and, as a result, to have beneficial ownership of the Common Stock and the Series A Preferred Stock beneficially owned by the other parties thereto. The Reporting Persons disclaim such beneficial ownership and such group status for the purposes of Section 13(d) of the Act or for any other purposes. The Reporting Persons are filing this Schedule 13D on behalf of themselves and not on behalf of an other person or entity.

         All ownership percentages set forth herein assume that the Company has 8,649,451 shares of Common Stock outstanding as of June 16, 2003, as represented by the Company to the purchasers pursuant to the Purchase Agreement.

         As set forth above, upon the consummation of the Second Funding, the Fund will acquire 90,909 shares of Series A Preferred Stock. Accordingly, as of June 19, 2003, assuming the conversion of the shares of Series A Preferred Stock purchased by the Fund at the First Funding and Second Funding into shares of Common Stock as of such date, the Fund may be deemed to own 553,857 shares of Common Stock (or an aggregate of 9,698,074 shares of Common Stock, which, based on the most recent information provided by the Company to the Fund, includes an aggregate of 9,144,217 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents 6.27% of the outstanding shares of Common Stock.

         By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 553,857 shares of Common Stock (or an aggregate of 9,698,074 shares of Common Stock, which, based on the most recent information provided by the Company to the Fund, includes an aggregate of 9,144,217 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 6.27% of the outstanding shares of Common Stock.

         By virtue of designating Long, Tucker, Gould and Donlan, or any of them, as the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, Long Tucker and Gould may be deemed to beneficially own 553,857 shares of Common Stock (or an aggregate of 9,698,074 shares of Common Stock, which, based on the most recent information provided by the Company to the Fund, includes an aggregate of 9,144,217 shares of Common Stock beneficially owned by the other stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 6.27% of the outstanding shares of Common Stock.

         Donlan, by virtue of the foregoing and his beneficial ownership of options to purchase an additional 4,000 shares of Common Stock, may be deemed to beneficially own 557,857 shares of Common Stock (or an aggregate of 9,702,074 shares of Common Stock, which, based on the most recent information provided by the Company to the Fund, includes an aggregate of 9,144,217 shares of Common Stock beneficially owned by the stockholders of PSI party to the Voting Agreement). Based on calculations made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, this represents approximately 6.31% of the outstanding shares of Common Stock.

         As set forth in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock described in Item 6 of Amendment No. 1, the shares of Series A Preferred Stock acquired by the Fund at the First Funding have accrued dividends, which accrued dividends would be payable to the Fund in additional shares of Common Stock of the Company upon the Fund's conversion of its shares of Series A Preferred Stock into shares of Common Stock. Accordingly, if the Fund converted its shares of Series A Preferred Stock into shares of Common Stock as of June 19, 2003, the Fund would acquire an additional 998 shares of Common Stock as a result of such accrued dividends. In addition, certain stockholders of PSI party to the Voting Agreement also acquired shares of Series A Preferred Stock at the First Funding and have received accrued dividends on such shares, which accrued dividends would entitle such stockholders to receive additional shares of Common Stock upon conversion of their respective shares of Series A Preferred Stock.

         Except as set forth herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I to the Original 13D, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         Paragraphs (d) and (e) of Item 5 of this Statement are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT             DESCRIPTION

Exhibit 1 Joint Filing Agreement, dated June 19, 2003, among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2003

                                   THE 1818 MEZZANINE FUND II, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long


                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker


                                   /s/ Robert R. Gould
                                   --------------------------------------------
                                   Robert R. Gould


                                   /s/ Joseph P. Donlan
                                   --------------------------------------------
                                   Joseph P. Donlan

                                  EXHIBIT INDEX


EXHIBIT             DESCRIPTION

Exhibit 1 Joint Filing Agreement, dated June 19, 2003, among the Reporting Persons.